SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

RadiSys Corporation

(Name of Subject Company (Issuer))

Common Stock, No Par Value

(Title of Class of Securities)

750459109

(CUSIP Number of Class of Securities)

Brian Bronson

Chief Financial Officer

RadiSys Corporation

5445 N.E. Dawson Creek Drive

Hillsboro, Oregon 97124

Telephone: (503) 615-1100

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Amar Budarapu

Baker & McKenzie LLP

2001 Ross Avenue, Suite 2300

Dallas, Texas 75201

Telephone: (214) 978-3000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO is being filed by RadiSys Corporation (the “Company”) pursuant to General Instruction D to Schedule TO.

Attached are (i) the Preliminary Proxy Statement for the Annual Meeting of Shareholders of the Company to be held on August 18, 2009 (the “Preliminary Proxy Statement”), filed with the Securities and Exchange Commission on June 9, 2009, which contains a proposal submitted to the Company’s shareholders to approve a stock option exchange program for employees other than the Company’s executive officers and directors (the “exchange program”); (ii) a written communication sent by the Chief Financial Officer of the Company to employees of the Company on June 9, 2009, regarding the proposed exchange program and (iii) a Proposed Stock Option Exchange Program Q&A made available to the Company’s employees on June 9, 2009. Neither the Preliminary Proxy Statement nor the communication by the Chief Financial Officer attached as exhibits to this Schedule TO constitute an offer to holders of the Company’s outstanding stock options to exchange those options. The proposed exchange program will only be commenced, if at all, if the Company’s shareholders approve it.

The exchange program has not yet commenced and until the date is set to begin the program, it is subject to cancellation at any time depending on the circumstances existing at that time. If the exchange program is approved by the Company’s shareholders, upon the commencement of the program the Company will provide eligible employees with written materials explaining the full terms and conditions of the program in a Tender Offer Statement on Schedule TO and will also file these materials with the Securities and Exchange Commission, or the SEC.

WHEN THESE MATERIALS BECOME AVAILABLE, EMPLOYEES ELIGIBLE FOR THE EXCHANGE PROGRAM SHOULD READ THEM CAREFULLY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED EXCHANGE PROGRAM.

In connection with the proposal to be voted on by the Company’s shareholders with respect to the option exchange program, the Company has filed a preliminary proxy statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. The Company’s shareholders are urged to read such materials as and when they become available and before making any voting decision regarding the option exchange program, because they will contain important information about the proposed exchange program.

Once the materials discussed above are filed with the SEC, they will be available free of charge from the SEC’s website at www.sec.gov and by contacting the Company at: RadiSys Corporation, 5445 NE Dawson Creek Drive, Hillsboro, Oregon 97124, Attention: Investor Relations or by calling (503) 615-7797.

Item 12.	Exhibits

99.1	Preliminary Proxy Statement for the 2009 Annual Meeting of Shareholders (filed with the Securities and Exchange Commission on June 9, 2009 and incorporated herein by reference).

99.2	Communication from Brian Bronson, Chief Financial Officer of the Company to the Company employees regarding the proposed option exchange program, dated June 9, 2009.

99.3	Proposed Stock Option Exchange Program Q&A, dated June 9, 2009.

EXHIBIT INDEX

99.1	Preliminary Proxy Statement for the 2009 Annual Meeting of Shareholders (filed with the Securities and Exchange Commission on June 9, 2009 and incorporated herein by reference).

99.2	Communication from Brian Bronson, Chief Financial Officer of the Company to the Company employees regarding the proposed option exchange program, dated June 9, 2009.

99.3	Proposed Stock Option Exchange Program Q&A, dated June 9, 2009.